Robert G. Schwartz, Jr.

I-many, Inc.

399 Thornall Street

Edison, NJ 08837

October 19, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549-4561

Attention: Mr. Stephen Krikorian

Re:	I-many, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

File No. 0-30883

Dear Mr. Krikorian:

On behalf of I-many, Inc. (the “Company”), and in furtherance of my verbal request to Chris White of the staff of the Commission today, I hereby request a second extension of the deadline for the Company to respond to the comments provided by the staff in a letter dated September 16, 2005. With your permission, we would like to extend the deadline to October 28, 2005. The Company’s former independent auditor has requested the extra time in order to complete its review of the current draft of the Company’s response letter.

Please call me at (207) 228-2298 if you would like further information regarding the foregoing.

Very truly yours,

/s/ ROBERT G. SCHWARTZ, JR.
Robert G. Schwartz, Jr. Vice President and General Counsel